File No. 812-[ ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

APPLICATION PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

RUSSELL INVESTMENT COMPANY

RUSSELL INVESMENT FUNDS

RUSSELL INVESTMENT MANAGEMENT, LLC

1301 Second Avenue, 18th Floor

Seattle, Washington 98101

Please direct all communications regarding this Application to:

Mary Beth Rhoden Albaneze, Esq.

Associate General Counsel

Russell Investment Management, LLC

1301 Second Avenue, 18th Floor

Seattle, Washington 98101

With a copy to:

John V. O'Hanlon, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, Massachusetts 02110

This Application (including Exhibits) contains 15 pages. As filed with the Securities and Exchange

Commission on June 8, 2020

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

RUSSELL INVESTMENT COMPANY

RUSSELL INVESTMENT FUNDS

RUSSELL INVESTMENT MANAGEMENT, LLC

File No. 812-[ ]

I.INTRODUCTION

 ) APPLICATION PURSUANT TO SECTION 6(c) OF     ) THE INVESTMENT COMPANY ACT OF 1940, AS   ) AMENDED, FOR AN ORDER OF EXEMPTION

 ) FROM SECTION 15(c) OF THE ACT

 )

 )

 )

 )

 )

 )

 )

Russell Investment Company and Russell Investment Funds (each a "Trust" and collectively the "Trusts"),1 each a registered open-end investment company that may offer one or more series of shares (each, a "Series" and collectively, the "Series"), and Russell Investment Management, LLC ("RIM" or the "Adviser" and together with the Trusts and the Series, the "Applicants"),2 the investment adviser to the Trusts, hereby file this application (the "Application") for an order of the Securities and Exchange Commission (the "Commission") under Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit each board of trustees of the Trusts (the "Board"),3 including a majority of those board members who are not parties to such contract or agreement or "interested persons," as defined in Section 2(a)(19) of the 1940 Act, of any such party (the "Independent Board Members"), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a "Sub-Adviser") selects the individual portfolio instruments for the assets of one or more Series assigned to the Sub-Adviser or provides model portfolio or investment recommendation(s) to the Adviser that would be utilized in connection with the management of a Series (each, a "Sub-Advisory Agreement") (each such action, a "Sub-Adviser Change")4 at a non-in-person meeting called for the purpose of voting on such approval,5 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a "Subadvised Series"). All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers to select the individual portfolio instruments for, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and

1 As used herein, the term "Trusts" includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.

2The term "Adviser" includes (i) the Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, "successor" is limited to an entity res ulting from a reorganization into another jurisdiction or a change in the type of business organization.

3The term "Board" also includes the board of trustees or directors of a future Subadvised Series.

4Without limiting the generality of the foregoing, a Sub-Adviser Change shall be deemed to include circumstances where the Board is asked to approve a new Sub-Advisory Agreement with the same Sub-Adviser because the applicable Sub-Adviser is expected to experience a change of control which would result in an "assignment" (as that term is defined for purposes of the

1940 Act), and corresponding termination, of the then-effective Sub-Advisory Agreement.

5References in this Application to "non-in-person" Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

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to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, the Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protections of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in- person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

II.BACKGROUND

A. The Applicants

1. The Trusts

Russell Investment Company ("RIC") is organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. Currently, RIC is comprised of thirty-four separate registered funds. Each of RIC's series has its own investment objective, policies and restrictions and is currently managed by RIM, and may also be managed by one or more Sub-Advisers.

Russell Investment Funds ("RIF") is organized as a Massachusetts business trust and is registered under the 1940 Act as an open-end management investment company. Currently, RIF is comprised of nine separate registered funds. Each of RIF's series has its own investment objective, policies and restrictions and is currently managed by RIM, and may also be managed by one or more Sub-Advisers.

2. The Adviser

RIM is a limited liability company organized under the laws of the State of Washington. RIM is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). RIM serves as the investment adviser of the Series and RIM or another Adviser will serve as investment adviser to the future Series pursuant to an investment advisory agreement with the Trusts (each an "Advisory Agreement" and together the "Advisory Agreements").6 RIM was established in 1982 and pioneered the "multi-style, multi-manager" investment method in mutual funds. RIM is an indirect, wholly-owned subsidiary of Russell Investments Group, Ltd., a Cayman company through which the limited partners of certain private equity funds affiliated with TA Associates Management, L.P. ("TA Associates") indirectly have a majority ownership interest through alternative investment vehicles (the "TA Alternative Investment Vehicles") and the limited partners of certain private equity funds affiliated with Reverence Capital Partners, L.P. ("Reverence Capital") (the "Reverence Capital Funds") indirectly have a significant minority controlling ownership interest through certain Reverence Capital Funds and alternative investment vehicles (the "Reverence Capital Entities") in RIM and its affiliates ("Russell Investments"). The TA Alternative Investment Vehicles are ultimately controlled by a Cayman corporation, TA Associates Cayman, Ltd., and the Reverence Capital Entities are ultimately controlled by Milton Berlinski, Alexander Chulack and Peter Aberg. TA Associates is one of the oldest and most experienced global growth private equity firms. Reverence Capital is a private investment firm, focused on investing in leading financial services companies. Members of Russell Investments' management also hold minority, non-controlling positions in Russell Investments Group, Ltd.

Each Advisory Agreement has been or will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Advisory Agreements currently do and will continue to comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Advisory Agreements. Pursuant to the terms of each Advisory Agreement, the Adviser,

6 Other Advisers are or will be registered as investment advisers under the Advisers Act.

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subject to the supervision of the Board, selects, oversees and evaluates the performance results of the Subadvised Series' Sub-Advisers7 and allocates a portion of the Subadvised Series' assets among multiple Sub-Adviser investment strategies. The Adviser may change a Subadvised Series' asset allocation at any time, including not allocating Subadvised Series assets to one or more Sub-Adviser strategies. A Sub-Adviser may have (1) a discretionary asset management assignment pursuant to which it is allocated a portion of a Series' assets to manage directly and selects the individual portfolio instruments for the assets assigned to it (each such Sub-Adviser a "Discretionary Sub- Adviser"), (2) a non-discretionary assignment pursuant to which it provides a model portfolio to RIM representing its investment recommendations, based upon which RIM purchases and sells securities for a Series (each such Sub- Adviser a "Non-Discretionary Sub-Adviser") or (3) both a discretionary and non-discretionary assignment. RIM may change a Series' asset allocation at any time, including not allocating Series assets to one or more Sub-Advisers strategies. RIM manages Series assets not allocated to Sub-Adviser strategies. RIM also manages the portion of Series assets for which a Series' Non-Discretionary Sub-Advisers provide model portfolios to RIM and each Series' cash balances. RIM may also manage portions of a Series during transitions between Sub-Advisers. The Adviser, as agent for each Trust, pays the Sub-Advisers' fees for the Subadvised Series, as a fiduciary for the Subadvised Series, out of the advisory fee paid by the Subadvised Series to the Adviser. The remainder of the advisory fee is retained by the Adviser as compensation for the services described above and to pay expenses.

Under this "multi-manager" structure, the Adviser, in its capacity as investment adviser, is responsible for oversight of the services provided by the Subadvised Series' Sub-Advisers, and providing reports to the Board with respect to the Sub-Advisers.

3. The Sub-Advisers

Pursuant to the authority under the Advisory Agreements, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers currently are and will continue to be "investment advisers" to the Subadvised Series within the meaning of section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers currently are and will continue to be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser currently does and will continue to select, oversee and evaluate the performance results of each Sub- Adviser and recommend changes or additions of Sub-Advisers to the Board when appropriate. The Adviser currently does and will continue to negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.8 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in- person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Advisory Agreement.

7As of the date of this Application, the RIC Strategic Call Overwriting Fund, the RIC Multifactor U.S. Equity Fund, the RIC Multifactor International Equity Fund, the RIC Multifactor Bond Fund, the RIC Conservative Strategy Fund, the RIC Moderate Strategy Fund, the RIC Balanced Strategy Fund, the RIC Growth Strategy Fund, the RIC Equity Growth Strategy Fund, the RIF Moderate Strategy Fund, the RIF Balanced Strategy Fund, the RIF Growth Strategy Fund and the RIF Equity Growth Strategy Fund are not Subadvised Series (each a "Non-Subadvised Series").

8Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See Frank Russell Company, et al., Investment Company Act Release Nos. 30524 (May 17, 2013) (notice) and 30556 (Jun. 12, 2013) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

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B. Multi-Manager Structure

A number of investment advisers, including the Adviser, have sponsored investment companies registered under the 1940 Act or series thereof (each, a "registered fund" or "fund") that provide exposure to strategies other than those directly offered by the registered fund's investment adviser. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, such as the Subadvised Series, where the investment adviser selects multiple sub-advisers to select the individual portfolio instruments for, and/or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the registered fund's assets; (ii) fund of funds, such as certain of the Non-Subadvised Series, where the Adviser invests a registered fund's assets in multiple registered funds to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

For a Subadvised Series utilizing a multi-manager strategy, its Adviser achieves its desired exposures to Sub- Adviser strategies by allocating discrete portions of the Subadvised Series' assets to various Discretionary Sub- Advisers and Non-Discretionary Sub-Adviser strategies and, in some cases, by managing a portion of the Subadvised Series' assets directly. Each Discretionary Sub-Adviser manages its discrete portion of the Subadvised Series' assets in accordance with specific investment guidelines. Each Non-Discretionary Sub-Adviser provides a model portfolio to the Adviser representing its investment recommendations in accordance with specific investment guidelines, based upon which the Adviser purchases and sells securities for the Subadvised Series. Over time, for a variety of reasons, the Adviser may adjust the Subadvised Series' allocations among the various Sub-Adviser strategies including, without limitation, adjusting allocations to Discretionary or Non-Discretionary Sub-Advisers or determining not to allocate a Subadvised Series' assets to one or more Sub-Advisers.

C. Rationale for the Requested Relief

Each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Boards of the Trusts, typically hold in-person meetings on a quarterly basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that the Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time which may result in the Adviser seeking to implement a Sub-Adviser Change. For example, a Sub-Adviser may provide notice of its intent to terminate its operations or its then-effective Sub-Advisory Contract to the Adviser with insufficient time for the Board to convene an in-person meeting to approve a new Sub-Advisory Contract with a replacement Sub-Adviser or a Sub-Adviser may be subject to a change of control that results in an "assignment" of the Sub-Advisory Contract, as that term is defined for the purposes of the 1940 Act, but provides the Adviser with insufficient notice of such change of control to allow the Board to convene an in-person meeting ahead of the change of control. At these moments, it may be impractical, impossible and/or costly to hold an additional in- person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series' shareholders. In addition, the requested relief would mitigate the risk that unforeseen events with respect to or administrative oversights by then-current Sub-Advisers (or other events outside the control of the Adviser) such as those discussed in this paragraph would require a Subadvised Series to either (i) incur the costs associated with convening an in-person meeting (including in circumstances where the meeting would be called to approve a new contract with an existing Sub-Adviser for the same mandate as under the prior investment advisory agreement) or, in circumstances where an in-person meeting is not possible and/or relief under Rule 15a-4 under the 1940 Act is not available, (ii) operate without the benefit of the desired allocation to a Sub-Adviser strategy due to the inability to retain the Sub-Adviser until an in-person meeting can be convened.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required if the Adviser accesses the desired strategies through investments in other funds, including investment companies that rely on an exception from registration under the 1940 Act (each, a "private fund" and, together with the registered funds, each a "fund" and together, the "funds"). Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When the Adviser accesses the desired

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strategies through investing the Subadvised Series' assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund's total assets that may be invested in the underlying private fund.9

The requested order would be consistent with the Board's statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along information related to the Sub-Adviser's compliance program to support the Board's approval of the Sub-Adviser's policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.10 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to one or more Subadvised Series. If the Adviser desires to engage the Sub-Adviser with respect to a Subadvised Series not referenced in the then-effective Sub-Adviser Agreement, the Adviser may determine it is necessary to amend the Sub-Advisory Agreement to add a Subadvised Series. If the Adviser makes such a determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III.REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV. LEGAL ANALYSIS

A. Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund's board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B. Discussion

1. Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and

9Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

10The requested relief would not apply to renewals of a Sub-Advisory Agreement.

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the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act quicker and with less expense to add or replace Sub-Advisers when the Board and the Adviser believe that a change would benefit the Subadvised Series or where the Board is asked to approve a new contract with an existing Sub-Adviser in circumstances where there is an expected change of control of the Sub-Adviser. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund's portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub- Adviser that it wishes to recommend to the Board or where there is an expected change of control of an existing Sub- Adviser. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Adviser that is not beneficial for shareholders or necessary or appropriate in the public interest.

Although the relief requested in this Application is not routine, this Application is not novel insofar as it seeks relief from Section 15(c) of the 1940 Act to permit the Board to promptly enter into or materially amend a Sub- Advisory Agreement at a non-in-person meeting called for the purpose of voting on such approval. Specifically, Applicants note that the requested relief is substantially similar to relief recently granted by the Commission to another investment adviser operating a "multi-manager" structure.11

2. Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Each Advisory Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once the Adviser makes an informed selection of a Sub-Adviser or, in the event of the change of control of an existing Sub-Adviser, informed determination to continue to engage an existing Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board's typical process for approving a Sub-Adviser Change and consistent with the Board's duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and the Adviser's and Sub-Adviser's duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, the Adviser will recommend the retention of the Sub-Adviser and the Trust's chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the "federal securities laws"12 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Adviser would continue to have the option of accessing a desired exposure to a Sub-Adviser's investment strategies by investing a Subadvised Series' assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure to a particular investment strategy, instead of accessing the investment strategy exposure through an investment in another fund, include:

1. Daily transparency regarding investments managed by the Discretionary Sub-Adviser;

11See, Blackstone Alternative Investment Funds and Blackstone Alternative Investment Advisors LLC, Investment Company Release Nos. Release No. 33801 (February 19, 2020) (order) (the "Blackstone Order").

12As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

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2.Review of the Sub-Adviser's compliance program;

3.Avoiding additional acquired fund fees and expenses;

4.Annual Board review of the Sub-Advisory Agreement and related compensation;

5.Ability to access the investment strategy exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6.Allowing the Adviser to customize the strategy implemented by the Sub-Adviser;

7.Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals and Board member compensation for attending additional in- person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings); and

8.Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3. Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund's disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the "1970 Amendments Act").13 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section "can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies."14 (emphasis added.) The staff of the Commission has stated that this "requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members."15

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards "to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference."16 The Commission stated at the time that "[t]his provision should result in savings in time and travel costs."17 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board

13See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.

14Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).

15American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be "physically present" when voting. Pub. L. 91-547 (Dec. 14, 1970).

16Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).

17Id.; see also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22,

1998) ("The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund's board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time."). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

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members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting. The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V.CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of a Sub-Adviser Change were sought at an in-person Board meeting.

3.The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.A Subadvised Series' ability to rely on the requested relief will be disclosed in the Subadvised Series' registration statement.

VI. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

Mary Beth Rhoden Albaneze, Esq.

Associate General Counsel

Russell Investment Management, LLC

1301 Second Avenue, 18th Floor

Seattle, Washington 98101

Applicants further state that all written or oral communications concerning this Application should be directed to:

John V. O'Hanlon, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, Massachusetts 02110

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants,

Page 9 of 15 Sequentially Numbered Pages (including exhibits)

including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the 8th day of June, 2020.

RUSSELL INVESTMENT COMPANY

By: /s/ Mary Beth Rhoden Albaneze

Name: Mary Beth Rhoden Albaneze

RUSSELL INVESTMENT FUNDS

By: /s/ Mary Beth Rhoden Albaneze

Name: Mary Beth Rhoden Albaneze

RUSSELL INVESTMENT MANAGEMENT, LLC

By: /s/ Mary Beth Rhoden Albaneze

Name: Mary Beth Rhoden Albaneze

Page 10 of 15 Sequentially Numbered Pages (including exhibits)

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-3	Certifications
Exhibit B-1	Verification

Page 11 of 15 Sequentially Numbered Pages (including exhibits)

Exhibit A-1

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL INVESTMENT COMPANY

OFFICER'S CERTIFICATE

I, Mary Beth Rhoden Albaneze, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Company ("RIC") and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIC's Board of Directors on the 18th day of May 2020, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIC be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application (the "Exemptive Application") for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended ("1940 Act"), exempting RIC and Russell Investment Management, LLC ("RIM") from the provisions of Section 15(c) of the 1940 Act to permit RIM to enter into or amend agreements with money managers at a non-in-person meeting called for the purpose of voting on such approval;

FURTHER RESOLVED, that the appropriate officers of RIC be, and they hereby are, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIC be, and they hereby are, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of RIC be, and they hereby are, authorized, empowered, and directed to take such actions as are necessary to carry out the intent of the foregoing resolutions, including but not limited to, executing and filing any required documents.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIC on this 8th day of June, 2020.

Russell Investment Company

By: /s/ Mary Beth Rhoden Albaneze

Name: Mary Beth Rhoden Albaneze

Title: Secretary

Page 12 of 15 Sequentially Numbered Pages (including exhibits)

Exhibit A-2

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL INVESTMENT FUNDS

OFFICER'S CERTIFICATE

I, Mary Beth Rhoden Albaneze, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Funds ("RIF") and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIF's Board of Directors on the 18th day of May 2020, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIF be, and they are, and each of them hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission an application (the "Exemptive Application") for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended ("1940 Act"), exempting RIF and Russell Investment Management, LLC ("RIM") from the provisions of Section 15(c) of the 1940 Act to permit RIM to enter into or amend agreements with money managers at a non-in-person meeting called for the purpose of voting on such approval;

FURTHER RESOLVED, that the appropriate officers of RIF be, and they hereby are, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIF be, and they hereby are, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of RIF be, and they hereby are, authorized, empowered, and directed to take such actions as are necessary to carry out the intent of the foregoing resolutions, including, but not limited to, executing and filing any required documents.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIF on this 8th day of June, 2020.

Russell Investment Funds

By: /s/ Mary Beth Rhoden Albaneze

Name: Mary Beth Rhoden Albaneze

Title: Secretary

Page 13 of 15 Sequentially Numbered Pages (including exhibits)

Exhibit A-3

AUTHORIZATION

RULE 0-2(c)(2)

RUSSELL INVESTMENT MANAGEMENT, LLC

OFFICER'S CERTIFICATE

I, Mary Beth Rhoden Albaneze, do hereby certify that I am the duly elected, qualified and acting Secretary of Russell Investment Management, LLC ("RIM") and that as such, I am authorized to certify that the following resolutions were unanimously adopted by RIM's Board of Directors on the 20th day of May 2020, and that these resolutions are still in force and effect and have not been further amended, rescinded or revoked as of the date hereof:

RESOLVED, that the appropriate officers of RIM be, and they are, and each of them hereby is, authorized to prepare, execute and file a new application (the "Exemptive Application") with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended ("1940 Act"), exempting RIM from the provisions of Section 15(c) of the 1940 Act to permit RIM to enter into or amend Sub-Advisory Agreements that were approved by the Board, including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval;

FURTHER RESOLVED, that the appropriate officers of RIM be, and they are, and each of them hereby is, authorized to file with the Securities and Exchange Commission any amendments to the Exemptive Application in such form as they, with the advice of counsel, deem necessary or appropriate;

FURTHER RESOLVED, that the officers of RIM be, and they are, and each of them hereby is, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief; and

FURTHER RESOLVED, that the proper officers of RIM be, and they are and each of them hereby is, authorized, empowered, and directed to take any and all such actions as they deem reasonable, advisable, or necessary in their judgment to carry out the intent of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIM on this 8th day of June, 2020.

Russell Investment Management, LLC

By: /s/ Mary Beth Rhoden Albaneze

Name: Mary Beth Rhoden Albaneze

Title: Secretary

Page 14 of 15 Sequentially Numbered Pages (including exhibits)

Exhibit B-1

VERIFICATION

RULE 0-2(d)

VERIFICATION

The undersigned verifies and says that she has duly executed the attached Application for and on behalf of Russell Investment Company, Russell Investment Funds and Russell Investment Management, LLC (each, a "Company"), that she is the Secretary of each Company and that all actions by stockholders, directors and other bodies necessary to authorize the execution and filing such instrument have been taken. The undersigned further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: /s/ Mary Beth Rhoden Albaneze

Name: Mary Beth Rhoden Albaneze

Title: Secretary

Date: June 8, 2020

Page 15 of 15 Sequentially Numbered Pages (including exhibits)